Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7
Autonomous City of Buenos Aires, July 16, 2024.

To: Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the Board of Directors of Grupo Financiero Galicia S.A.(“the Company”), in accordance with the authorizations provided pursuant to the Ordinary Shareholders’ Meeting held on April 30, 2024, has decided to make available to its shareholders registered as of July 19, 2024, a cash dividend in the amount of Ps. 152,806,782,631.30, starting from July 24, 2024.
Please note that the requisite notice in respect of the dividend indicated above will be made by the Company on a timely basis in accordance with applicable regulations in place.
Yours faithfully,

A. Enrique Pedemonte Attorney in fact
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183